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Eduardo Alvarez · 1st

Founder and CEO at MagNet Analytics, Inc.

Lexington, Massachusetts · **500+ connections** · **Contact info**

MagNet Analytics, Inc.

Massachusetts Institute of Technology - Sloan School...

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Highlights

3 mutual connections
You and Eduardo both know Kieran Ryan, Jonny Price, and 1 other

Reach out to Eduardo for...
Probono consulting and volunteering, Joining a nonprofit board.

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About

Eduardo founded VIGIX Inc. a company that created breakthrough software and hardware for automated retail. VIGIX was acquired by Zoom Systems in June 2013, the world leader in the industry. As founder and CEO of VIGIX, Eduardo formed critical joint ventures with IDEO and Flextronics, raised $5M of seed and venture capital, and directed the development of the technology and business infrastructure. Eduardo also headed the acquisition process. VIGIX customers include Motorola, Sony, IBM, Coinstar, Richline, Procter & Gamble, Swatch, Rite-Aid, and Estee Lauder. Eduardo was issued US patent 8,235,247 B2 and Japanese patent 5306812 for the VIGIX revolutionary no-moving-parts dispensing system.

Eduardo is an MIT Sloan graduate who has conducted product development research with the MIT media lab and IDEO. Eduardo is Co-author of MIT best-seller "Design-Inspired Innovation" published in Dec 2006 by World Scientific (Translated into Japanese and Chinese).

At Altura International, Inc. now shop.com (funded by Bill Gates, Yahoo, and Amazon), he was director of business development for Spain and Latin America, and manager in the US. At Connection Engine, Inc. Mr. Alvarez was a co-founder and VP of business development and marketing. Mr. Alvarez was also project director of AT Group where he had P&L responsibility of projects worth $80MM.

Eduardo holds a Masters in Management of Technology from MIT's Sloan School of Management where he published his thesis on "Managing Creativity for Effective Innovation".
He also holds a BS in both Electrical and Mechanical Engineering from Monterrey Tech. He has lectured on customer-focused entrepreneurship at MIT, Babson University, Bentley University, Monterrey Tech, and Mexico State University. He won the first prize at the International Entrepreneurial Expo of Monterrey Tech. Eduardo was

the Family Chair of the MIT Club of Boston and is a member of the board of directors of Monterrey Tech.

Experience

Founder and CEO
MagNet Analytics, Inc.
Dec 2013 – Present · 6 yrs 3 mos
Lexington, Ma

MagNet is a dream channel for consumer brands beyond the traditional retail clutter. We solve placement, shrinkage, customer engagement, location, and more. MagNet Kiosks provide exceptional consumer-brand interactions that promote sales at the kiosks and at existing channels.

 mophie MagNet Kiosks



Founder and President
Vigix, Inc.
Jan 2003 – Jul 2013 · 10 yrs 7 mos

As founder and CEO of VIGIX, Eduardo formed critical joint ventures with IDEO and Flextronics, raised $5M of seed and venture capital, and directed the development of the technology and business infrastructure. Eduardo also headed the acquisition process.

Co-Founder
Connection Engine
2000 – 2002 · 2 yrs

Head or Marketing and Product Development

Education



Massachusetts Institute of Technology - Sloan School of Management
Masters of Management of Technology, Management, Innovation, Product Development
1999 – 2000
Activities and Societies: Family Chair of MIT Club of Boston

Masters of Management of Technology

Tecnológico de Monterrey (Mty)
Mechanical and Electrical Engineer, BS
1985 – 1990
Activities and Societies: First prize winner of the ITESM International Entrepreneurial Expo

BS Mechanical and Electrical Engineering

Volunteer Experience

Family Chair
MIT Club of Boston
Aug 2000 – Aug 2001 · 1 yr 1 mo
Social Services

Organization and coordination of family activities

Skills & Endorsements

Entrepreneurship · 42

 Endorsed by **Charlie Cameron and 3 others** who are highly skilled at this

  Endorsed by **2 of Eduardo's colleagues at** Vigix, Inc.

 **Start-ups** · 39

 Endorsed by **Charlie Cameron and 3 others** who are highly skilled at this

 Endorsed by **2 of Eduardo's colleagues at** Vigix, Inc.

 **Business Development** · 23

Justine Lin and 22 connections have given endorsements for this skill

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Recommendations

Ask for a recommendation   **Recommend Eduardo**

Received (0)   **Given (3)**

 **Ross Elkin**
VP, Sales & Marketing at
Humming Hemp
July 7, 2013, Eduardo managed
Ross directly

I recruited Ross to join my company 4 years ago. I expected his marketing skills, but what he brought to Vigix was much more. He proved to be an astute general manager, taking the lead on planning, business development, sales, and participating fully in finance, operations, and investor and board relations.... **See more**

 **Pablo Arellano**
Piano Healing Music
September 9, 2011, Eduardo
was a client of Pablo's

Paul has great creative talent.

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Accomplishments

2 **Languages**   ⌄
English • Spanish

1 **Honor & Award**   ⌄
1st Place on the International Entreprenuerial Expo of Monterrey Tech

1 **Organization**   ⌄
MIT Club of Boston

Interests

 **Kiosk Industry Group aka Kiosk M...**
1,824 members

 **MIT Sloan School of Management**
171,082 followers

 **Venture Café**
2,187 members

 **Robert Herjavec**
Founder of Herjavec Group | Shark on A...
2,054,816 followers

 **Satya Nadella**
CEO at Microsoft
7,112,417 followers

 **The Wall Street Journal**
7,065,830 followers

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